Exhibit 99.2 2024 EARNINGS REPORT

2024 EARNINGS REPORT Enric Asunción Luis Boada Michael Wilhelm Co-Founder & Chief Financial Officer Investor Relations Chief Executive Officer

Disclaimer This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, recent investments in the company, business strategy and plans, partnerships including the partnership with Generac, Wallbox’s products and their features, expectations regarding the EV market growth and future sales, operating costs reduction, and competitive position. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. 202 x4 EARNINGS REPORT Q2

Q2 2024

# Recent $45 Million Investment & Commercial Expansion[1]

GENERAC

**$45 Million** total investment from number of current shareholders, led by **$35 million** strategic investment of Generac

## Commercial Results



- Generac expanding energy system offering to include Wallbox charger
- Several thousand Pulsar Plus NA sold to date
- Supernovas sold in Europe to Pramac

PRAMAC

## Commercial Expansion

- Expanding the global offering
- Including Pulsar Pro
- Including Supernova 180 NA


SUPERNOVA
PULSAR PRO

1. Investment entered into after Q2

Q2 2024 EARNINGS REPORT
4

Q2 2024 Highlights Q2 Revenue Q2 Gross Margin €11.2M 1 Adjusted EBITDA loss €48.8M 39.1% 47% YoY Improvement A 48% YoY increase 936 Basis Points Driven by the US with 65% YoY increase YoY Improved Q2 Labor costs and OPEX ~380 DC units sold DC revenue growth of 64% YOY ~48,500 AC units sold 11% Including ABL Decrease YoY eM4 ABL Car Park Wiesbaden 1. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric 5 2024 EARNINGS REPORT Q2

Q2 2024 Revenues by Geography 44% YOY Europe 65% YOY 1 €34.5M / 71% North America 1 €11.4M / 23% APAC 1 €1.8M / 4% LATAM 1 €1.2M / 2% 1. As percentage of revenue 6 2024 EARNINGS REPORT Q2

Q2 2024 Revenues by Product 66% AC Sales 1 €32.2M / 66% DC Sales 1 22% €10.6M / 22% Software, Services & Others 1 €6M / 12% 12% 1. As percentage of revenue 7 2024 EARNINGS REPORT Q2

Q2 2024 Market Overview 1 EVs Sold in Key Markets Poised for Growth 1.60 1.48 1.49 1.42 1.37 1.22 90% 0.84 0.75 0.80 0.78 0.72 of installations 0.67 2 still to be realized 0.31 0.28 0.25 0.24 0.28 0.20 0.45 0.45 0.43 0.40 0.38 0.34 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 + EVs are on an + Softer growth for the + More and more affordable + Continuous + Strong, diverse and award- irreversible path residential charging market electric vehicles are being importance of winning product portfolio to with long-term and shift in customer introduced DC fast charging continue capturing growth growth potential preference for DC infrastructure roll-out 1. Rho Motion EV Charging Data Base – Mid July - In Millions 8 2024 EARNINGS REPORT Q2 2. Rho Motion Global EV Charging Outlook Q2 2024 EU NA ROW

Q2 2024 Financial Review Q2 Revenue Q2 Labor Costs & OPEX STRONG DC SALES €48.8M €32.3M CONSITENT 13% sequential rise | 48% YoY rise Continuous reduction of labour costs & OPEX GROSS MARGIN 1 Q2 Gross Margin Q2 Adjusted EBITDA Loss LARGE CONTRIBUTION FROM NORTH AMERICA 39.1% €11.2M 940 basis points YOY improvement 47% YOY improvement 1. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric 9 2024 EARNINGS REPORT Q2

Y O Y % 3 Y O Y Q2 2024 Continuous Improvement of Key Financials Metrics 1 2 Revenue Cash Cost Reduction Adjusted EBITDA 50.0 Q4 Q1 Q2 Q3 Q4 Q1 Q2 49 2022 2023 2023 2023 2023 2024 2024 43 43 40.2 37.7 36.4 36.4 35 35.0 26.7 32 33 33.2 32 18.2 12.7 16.0 10.8 14.9 13.7 (11) (13) (15) (17) 24.2 23.7 (21) 23.2 (22) 21.9 21.7 21.5 19.4 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q4 Q1 Q2 Q3 Q4 Q1 Q2 (32) 2022 2023 2023 2023 2023 2024 2024 2022 2023 2023 2023 2023 2024 2024 Acquisition 1. Cash costs is defined as labor costs & opex excluding R&D activation, non-cash items and one-off expenses 10 2024 EARNINGS REPORT Q2 2. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric % 8 4 4 7 % Y O Y WBX PERSONNEL WBX OPEX

Q2 2024 Key Financial Metrics €65.2M €91M Cash And Cash Equivalent And Q2 Long-Term Debt Financial Investments €5 million decrease Not including the recent $45 compared to last quarter investment €84.9M €2.7M Q2 Consolidated Inventory Q2 Capex Reduced by 5% from Q1 Circa €450k on Property Plant & Equipment 11 2024 EARNINGS REPORT Q2

Q2 2024 Closing Thoughts Achieving Milestones Positioning to benefit long-term Outperform & continuous growth + Revenue growth + We have the products + Geographical diversification selling in every continent + Cost reduction + We have the technology + Margin improvement + We have the production facilities + Product diversification selling in every charging segment + Inventory reduction + We have the funding + Product introductions + We have the best people + Continue to reduce costs, improve gross margin & restrain cash burn + Securing strategic + We have the competitive positioning partnerships Well-positioned for success in 2024 Looking forward to what we aim to achieve in 2024 12 2024 EARNINGS REPORT Q2

Q&A

Financial Overview 1 Reconciliation Unaudited, in € 000’s YEAR 2024 YEAR 2023 Q2 Q1 Q2 Operating Loss (25,268) (23,781) (31,001) Amortization and depreciation 9,668 8,750 5,981 EBITDA (15,600) (25,020) (15,031) 1,133 1,194 411 One off expenses 726 652 4,406 Employee Stock Options Plan 195 220 425 ESPP (non-cash) 2 Impairment of goodwill 2,349 - - Other income (8) (519) (1,427) Adjusted EBITDA (11,205) (13,484) (21,205) 1. See slide 15 for definitions 14 2024 EARNINGS REPORT 2. Impairment of goodwill related to Intelligent Solutions Q2

Definitions and Disclosures 1 “EBITDA” is defined as loss for the period before income tax credit, financial income, interest expenses, change in fair value of derivative warrants liabilities, foreign exchange gains/(losses), amortization and depreciation and share of profit of equity-accounted investees. 2 “Adjusted EBITDA” is defined as net income (loss) before depreciation and amortization, income tax credits, financial income and financial expense, change in fair value of derivative warrants liabilities, foreign exchange gains/(losses), further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment, impairment of goodwill, transaction costs related to the Business Combination, certain one-time expenses related to a reduction in force initiated in January 2023, any negative goodwill arising from business combinations, certain non-cash expenses related to the ESPP plan launched in January 2023, and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. 15 202 x4 EARNINGS REPORT Q2

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